UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BMP Sunstone Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

077255107

(CUSIP Number)

Karen Linehan
Senior Vice President Legal Affairs and General Counsel
Sanofi-Aventis
174, avenue de France
75013 Paris, France
Telephone: +33 1 53 77 40 00

with a copy to:
Lee Edwards
Shearman & Sterling LLP
12th Floor, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, People’s Republic of China
+86 10 5922 8000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 077255107	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS sanofi-aventis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,522,3081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,522,3081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.59%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Pursuant to the Stockholder Support Agreement (as defined below), Sanofi may be deemed to have beneficial ownership of 11,522,308 shares of the Common Stock (as defined below) outstanding as of November 22, 2010, as calculated pursuant to Rule 13d-3, promulgated under the Exchange Act (as defined below).  In addition to the above referenced shares of the Common Stock, the Stockholder Support Agreement provides that any additional shares of the Common Stock acquired by the Supporting Stockholders (as defined below) after the date of the Stockholder Support Agreement, whether pursuant to existing stock option agreements or otherwise, will be subject to the Stockholder Support Agreement.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Sanofi that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 Calculated pursuant to Rule 13d-3, promulgated under the Exchange Act, based on 43,385,171 shares of the Common Stock outstanding as of November 22, 2010, as provided by the Company (as defined below).  This percentage could change in the event that additional shares of the Common Stock become subject to the Stockholder Support Agreement, as described in footnote 1.

Item 1.	Security and Issuer.

            This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of BMP Sunstone Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 600 W. Germantown Pike, Suite 400, Plymouth Meeting, Pennsylvania 19462.

Item 2.	Identity and Background.

This Statement is being filed by sanofi-aventis, a French société anonyme (“Sanofi”).  Sanofi is a diversified global healthcare leader focused on patient needs.  Sanofi has six growth platforms: emerging markets, human vaccines, consumer healthcare, diabetes treatment, innovative pharmaceutical products and animal health.

The principal executive offices of Sanofi are located at 174 Avenue de France, 75635 Paris Cedex 13, France.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Sanofi are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, neither Sanofi, nor to Sanofi’s knowledge, any person named on Schedule A, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is hereby incorporated by reference in this Item 3.

As described in Item 4, the shares of the Common Stock beneficially owned by the Supporting Stockholders have not been purchased by Sanofi, and thus no funds were used for such purpose.  Sanofi did not pay any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Stockholder Support Agreement.

As an inducement for Sanofi to enter into the Merger Agreement (as described in Item 4), the directors and executive officers of the Company, namely, Les R. Baledge, David Gao, Martyn D. Greenacre, Daniel P Harrington, Frank Hollendoner, Fred M Powell, John W Stakes, MD, Zhijun Tong, Albert Yeung and Yanping Zhao (collectively, the “Supporting Stockholders”), entered into a Stockholder Support Agreement, dated as of October 28, 2010 (the “Stockholder Support Agreement”), with respect to the shares of the Common Stock beneficially owned by the Supporting Stockholders.

Item 4.	Purpose of Transaction.

        As an inducement for Sanofi to enter into the Merger Agreement (as defined below), the Supporting Stockholders entered into the Stockholder Support Agreement. The purpose of the Stockholder Support Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On October 28, 2010, the Company, sanofi-aventis and Star 2010, Inc., a Delaware corporation and a wholly owned subsidiary of Sanofi (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company and, as a result of the merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation and become a wholly owned subsidiary of Sanofi.

At the effective time of the merger, by virtue of the merger, each share of the Common Stock issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive $10.00 in cash, without interest and less any required withholding taxes, other than the following shares, which will be cancelled and no payment made with respect thereto:

•
shares of the Common Stock owned directly or indirectly by Sanofi or Merger Sub or held by the Company as treasury stock (in each case, other than any such shares held on behalf of third parties) immediately prior to the effective time of the merger; and

•	shares of the Common Stock which have properly exercised their appraisal rights in accordance with Delaware law.

Each share of common stock of Merger Sub outstanding immediately prior to the effective time of the merger will be converted into and become one share of common stock of the surviving corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the surviving corporation.

The completion of the merger is subject to various customary conditions, including, among other things, (i) approval and adoption of the Merger Agreement and the merger by a majority of the outstanding shares of the Common Stock, and (ii) the issuance by the PRC’s Ministry of Commerce a decision under the PRC Merger Regulation approving the merger.

Pursuant to the Merger Agreement, at the effective time of the Merger, the directors of Merger Sub will become the directors of the Company.

After the completion of the merger, the Common Stock will cease to be traded on the NASDAQ-Global Market and price quotations with respect to sales of shares of the Common Stock in the public market will no longer be available.  In addition, registration of the Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) will be terminated.

It is currently contemplated that the consideration paid to the holders of the Common Stock pursuant to the Merger Agreement will be financed by Sanofi through its available cash.

The description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

Stockholder Support Agreement

Pursuant to the Stockholder Support Agreement, the Supporting Stockholders have agreed to vote (or cause to be voted) all the Common Stock beneficially owned by them in favor of the adoption of the Merger Agreement and any actions required in furtherance of the Merger Agreement.

Each of Supporting Stockholders also agreed to vote (or cause to be voted) shares of the Common Stock he/she beneficially owns against the following actions:

•	any Company Alternative Proposal (as such term is defined in the Merger Agreement);

•
any amendment to the Company’s certificate of incorporation or bylaws or any other proposal or transaction involving the Company, the purpose of which amendment or other proposal or transaction is to delay, prevent or nullify the merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any capital stock of the Company, and against any other action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement.

In connection with the Stockholder Support Agreement, the Supporting Stockholders further agreed not to:

•
enter into any agreement directly or indirectly to vote, grant any proxy or give instructions with respect to the voting of, the shares of the Common Stock beneficially owned by the Supporting Stockholders in respect of the matters described above, the effect of which would be inconsistent with or violate any provision described above;

•
sell, transfer, pledge, hypothecate, encumber, assign or dispose of the shares of the Common Stock beneficially owned by the Supporting Stockholders unless the transferee executes a counterpart of the Stockholder Support Agreement and the proxy; and

•
make any press release or public announcement with respect to the Stockholder Support Agreement, the Merger Agreement or any of the transactions contemplated thereby, directly or indirectly, without the prior written consent of Sanofi, except as may be required by applicable law or as may be permitted by the Merger Agreement.

Each of the Supporting Stockholders has irrevocably granted to, and appointed Sanofi as that party’s attorney and proxy to vote, or grant a consent or approval in respect of, that party’s shares of the Common Stock which are subject to the Stockholder Support Agreement in favor of the adoption of the Merger Agreement and any actions required in furtherance thereof and against any Company Alternative Proposal or frustrating transaction.  The proxy granted under the Stockholder Support Agreement is irrevocable.

The description of the Stockholder Support Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.

Except as set forth in this Statement, the Merger Agreement and the Stockholder Support Agreement, neither Sanofi nor to Sanofi’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of Sanofi to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Pursuant to the Stockholder Support Agreement, Sanofi may be deemed to beneficially own 11,522,308 shares of the Common Stock beneficially owned by the Supporting Stockholders, which represents 24.59 % of the outstanding shares of the Common Stock as of November 22, 2010, all as calculated pursuant to Rule 13d-3, promulgated under the Exchange Act.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Sanofi that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as disclosed in this Schedule 13D, neither Sanofi, nor to Sanofi’s knowledge, any person named on Schedule A, beneficially owns any Common Stock or has the right to acquire any Common Stock.

Except as disclosed in this Schedule 13D, neither Sanofi, nor to Sanofi’s knowledge, any person named on Schedule A, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the  that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Sanofi, nor to Sanofi’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

Except as disclosed in this Schedule 13D, neither Sanofi, nor to Sanofi’s knowledge, any person named on Schedule A, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Sanofi or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A
Merger Agreement, dated as of October 28, 2010, among sanofi-aventis, Star 2010, Inc. and BMP Sunstone Corporation (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by BMP Sunstone Corporation on November 2, 2010).

B
Stockholder Support Agreement, dated as of October 28, 2010, among sanofi-aventis and the directors and executive officers of BMP Sunstone Corporation (Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed by BMP Sunstone Corporation on November 2, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 1, 2010	SANOFI-AVENTIS

	By:	/s/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President, Corporate Law, Financial & Securities Law

SCHEDULE A

sanofi-aventis
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Serge Weinberg	Chairman of the Board of Directors, Director	174 Avenue de France, 75635 Paris Cedex 13, France	France
Christopher Viehbacher	Chief Executive Officer, Director	174 Avenue de France, 75635 Paris Cedex 13, France	Germany and Canada
Uwe Bicker	Independent Director	174 Avenue de France, 75635 Paris Cedex 13, France	Germany
Robert Castaigne	Director	174 Avenue de France, 75635 Paris Cedex 13, France	France
Thierry Desmarest	Director	174 Avenue de France, 75635 Paris Cedex 13, France	France
Lord Douro	Independent Director	174 Avenue de France, 75635 Paris Cedex 13, France	United Kingdom
Jean-René Fourtou	Independent Director	174 Avenue de France, 75635 Paris Cedex 13, France	France
Claudie Haigneré	Independent Director	174 Avenue de France, 75635 Paris Cedex 13, France	France
Igor Landau	Director	174 Avenue de France, 75635 Paris Cedex 13, France	France
Christian Mulliez	Director	174 Avenue de France, 75635 Paris Cedex 13, France	France
Lindsay Owen-Jones	Director	174 Avenue de France, 75635 Paris Cedex 13, France	United Kingdom
Klaus Pohle	Independent Director	174 Avenue de France, 75635 Paris Cedex 13, France	Germany

Gérard Van Kemmel	Independent Director	174 Avenue de France, 75635 Paris Cedex 13, France	France
Hanspeter Spek	Member of the Management Committee, President Global Operations, Member of the Executive Committee	174 Avenue de France, 75635 Paris Cedex 13, France	Germany
Jérôme Contamine	Member of the Management Committee, Executive Vice President, Chief Financial Officer, Member of the Executive Committee	174 Avenue de France, 75635 Paris Cedex 13, France	France
Marc Cluzel	Member of the Management Committee, Executive Vice President Research & Development, Member of the Executive Committee	174 Avenue de France, 75635 Paris Cedex 13, France	France
Karen Linehan	Member of the Management Committee, Senior Vice President Legal Affairs and General Counsel, Member of the Executive Committee	174 Avenue de France, 75635 Paris Cedex 13, France	United States of America and Ireland
Philippe Luscan	Member of the Management Committee, Senior Vice President Industrial Affairs, Member of the Executive Committee	174 Avenue de France, 75635 Paris Cedex 13, France	France
Wayne Pisano	Member of the Management Committee, Senior Vice President Vaccines, Member of the Executive Committee	174 Avenue de France, 75635 Paris Cedex 13, France	United States of America
Roberto Pucci	Member of the Management Committee, Senior Vice President Human Resources, Member of the Executive Committee	174 Avenue de France, 75635 Paris Cedex 13, France	Italy and Switzerland

EXHIBIT INDEX

Exhibit No.	Description

A
Merger Agreement, dated as of October 28, 2010, among sanofi-aventis, Star 2010, Inc. and BMP Sunstone Corporation (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by BMP Sunstone Corporation on November 2, 2010).

B
Stockholder Support Agreement, dated as of October 28, 2010, among sanofi-aventis and the directors and executive officers of BMP Sunstone Corporation (Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed by BMP Sunstone Corporation on November 2, 2010).